

New York Stock Exchange
11 Wall Street
New York, NY  10005

September 17, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing 1/100th of a share of 6.000% Series E Cumulative Redeemable Preferred Stock, par value $0.01 of SAUL CENTERS, INC. under the Exchange Act of 1934.

Sincerely,

Ben Sayer